XPLOSION, INC.

468 North Camden Drive

Suite 223

Beverly Hills, CA 90210

June 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F. Street, NE

Washington, D.C. 20549-4631

Attention:	Lisa M. Kohl, Legal Branch Chief
Mara L. Ransom, Assistant Director

Dear Mesdames:

Re:	Xplosion, Inc ("we", "us", "our", the "Company" or the "Registrant") Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed March 16, 2017 File No. 333—215568

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated June 22, 2017 (the "Comment Letter") regarding the above-referenced Registration Statement of the Registrant filed with the Commission on June 29, 2017. In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 3 ("Amendment No. 3") to the Registration Statement.

The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Company’s responses correspondingly numbered with the Staff's comments as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Notes to Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-18

1. We note you have recorded inventory of $137,464 as of April 30, 2017. Please revise to disclose your accounting policy for inventory.

Response: The Company’s inventory is stated at the lower of costs (first in, first out method) or net realizable value. We have disclosed our inventory policy on pages F-8 and 49 of Amendment no.3

Note 3. Loan Receivable, page F-23

2. Please explain to us how you concluded it was appropriate to offset the amount owed to Interactive for purchased inventory with the amounts due from Interactive. Refer to ASC 210-20-45-

Response: We have supplemented our disclosure at page F-23 to indicate that the offset is compliant with the criteria set out in ASC 210-20-45. The Company’s right to offset the amount owed was confirmed by verbal agreement with Interactive Holdings. Results of operation for the Three and Six Months ended April 30, 2017 and 2016, page 46

3. We note from your disclosure on page F-23 that the distribution agreement you have with Interactive restricts the Company’s gross profit on wholesale sales to 10%. Further, it appears your direct to consumer e-commerce sales are more profitable than your wholesale sales. To the extent gross margin differs by class of customer, please revise your results of operations discussion to separately discuss and quantify the effect e- commerce sales had on revenue and gross margins.

Response: Amendment no. 3 contains a revised discussion of operating results, including a comparison of the respective impact of wholesale sales and direct sales on our revenues, fulfillment costs, and gross margins.

The Company acknowledges that:

●    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, XPLOSION INCORPORATION Per/s/ Nicholas Galan Its: President, Chief Executive Officer